State Farm Associates' Funds Trust
State Farm Mutual Fund Trust
State Farm Variable Product Trust

December 13, 2013

	I, David Moore, Assistant Secretary of the State Farm Associates' Funds Trust, a Delaware trust, hereby certify that the following is a true and correct copy of a resolution duly adopted at a meeting of the Board of Trustees of the Trust held at Bloomington, Illinois on the 13th day of December, 2013 and that said resolution is in full force and effect and has not been revoked.

	WHEREAS, in compliance with the requirements of Rule 17g-1 under the Investment Company Act of 1940 (the "Act") each Trust is insured and has coverage against larceny and embezzlement under a joint insured registered management investment company bond in the amount of $6,500,000 per loss issued by ICI Mutual Insurance Company, naming as the assureds thereon, State Farm Investment Management Corp., State Farm Mutual Automobile Insurance Company, State Farm Associates' Funds
Trust, State Farm Variable Product Trust, and State Farm Mutual Fund
Trust;

	RESOLVED, that giving due consideration to all relevant factors including the total amount of coverage which each joint assured would have been required to provide and maintain individually pursuant to Rule 17g-1 under the Act had each such joint assured not been named under a joint insured bond, the amount, type and form of the coverage against larceny and embezzlement provided under ICI Mutual Insurance Company's joint insured registered management investment company bond, containing provisions complying with the notice requirements of paragraph (c) of Rule 17g-1 under the Act, are deemed by these Boards of Trustees, to be reasonable;

	RESOLVED FURTHER, that in consideration of the value of the aggregate assets of each of the State Farm Associates' Funds Trust, State
Farm Variable Product Trust, and State Farm Mutual Fund Trust (the
"Assureds") to which any covered person may have access, the type and terms of arrangements made for the custody and safekeeping of such assets, the nature of the securities and other investments to be held in each of these Assureds' portfolios, the accounting procedures and controls, and the minimum amount of a single insured bond each of the Assureds would have been required to provide and maintain individually pursuant to Rule 17g-1 under the Act had each of the Assureds obtained a single insured bond, it is determined by these Boards of Trustees that the following amounts of fidelity bond coverage shall be maintained and the Assureds shall have a priority claim in the event of loss under the joint insured bond of the same amounts:

State Farm Associates' Funds Trust	2,500,000
State Farm Variable Product Trust	1,500,000
State Farm Mutual Fund Trust	        2,500,000


	RESOLVED FURTHER, that in consideration of all relevant factors, including the number and the nature of the business activities of the other parties named as Assureds, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as Assureds, according to the relevant cost to each Assured of a single insured bond in the amount of each Assured's priority coverage, and the extent to which the share of the premium allocated to each Assured is less than the premium each Assured would have had to pay if they had provided and maintained a single insured bond in the amount of the priority coverage, the portion of the premium of the joint insured bond to be paid by each Assured, based upon the relative cost to each Assured of a single insured bond in the amount of each Assured's priority coverage, is hereby approved;

	RESOLVED FURTHER, that the Amendment to the Joint Fidelity
Bond Agreement (the "Amendment") among all assureds under the joint insured bond, in the form presented to this meeting is hereby approved, the officers are directed to execute the Agreement and the Secretary is directed to file an executed copy of the Agreement in the form presented to this meeting with the records of this meeting; and

	RESOLVED FURTHER, that, in accordance with Rule 17g-1, the officers are hereby directed to make the filings and give the notices as may be required by paragraph (g) of the Rule.

	IN WITNESS WHEREOF, I have affixed my signature on the 2nd day of January, 2014.


/s/ David Moore
David Moore
Assistant Secretary
January 2, 2014


       AMENDMENT TO
JOINT FIDELITY BOND AGREEMENT


      This agreement, effective the 1st day of January, 2014, is an amendment to the Joint Fidelity Bond Agreement dated April 1, 2013 by and among State Farm Associates' Funds Trust, State Farm Variable Product Trust, State Farm Mutual Fund Trust, State Farm Investment Management Corp. ("SFIMC") and State Farm Mutual Automobile
Insurance Company ("Auto Company") (collectively, the "Assureds").

	The Assureds agree that the Joint Fidelity Bond Agreement shall be amended as follows:

1.	Priority Coverage. The following amounts of priority coverage have been approved for each Assured by its Board of Trustees.

	Assured                     	 Priority Coverage
	State Farm Associates' Funds Trust	$2,500,000
	State Farm Variable Product Trust	 1,500,000
	State Farm Mutual Fund Trust		 2,500,000
	SFIMC	              				 0
	Auto Company	              			 0
						----------
						$6,500,000

2.	Allocation of Premium.  Each Assured shall pay a portion of the total Bond premium based upon the relative cost to each Assured of a single insured bond in the amount of each assured's priority coverage.

3.	Loss Percentages.  For purposes of allocating the coverage of the
Bond, each Assured shall have a loss percentage as follows:

			Assured			Loss Percentage
	State Farm Associates' Funds Trust    		38.46%
	State Farm Variable Product Trust		23.08%
	State Farm Mutual Fund Trust			38.46%
	SFIMC	       				            0%
	Auto Company	       			            0%
							-------
						        100%
These percentages reflect the percentages of the total Bond coverage represented by the amount of each Assured's priority coverage.


      	In all other respects the Joint Fidelity Bond Agreement executed April 1, 2013, remains in full force and effect.


      	IN WITNESS WHEREOF, The Assureds have caused this
Agreement to be executed as of the day and year first above written.


STATE FARM ASSOCIATES' FUNDS TRUST
STATE FARM VARIABLE PRODUCT TRUST
STATE FARM MUTUAL FUND TRUST
STATE FARM INVESTMENT MANAGEMENT CORP.
STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY


                     /s/ David Moore
By:  ______________________________________
		David Moore

Name: _____________________________________

                Assistant Secretary
Title: _____________________________________

Date:           January 2, 2014


ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10


INSURED BOND NUMBER

State Farm Investment Management Corporation	87036113B
EFFECTIVE DATE	BOND PERIOD AUTHORIZED REPRESENTATIVE

January 1, 2014		April 1, 2013 to April 1, 2014 	/s/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective January 1, 2014, to be:



							Limit of Liability


Insuring Agreement A- FIDELITY      			$6,500,000
Insuring Agreement C- ON PREMISES   			$6,500,000
Insuring Agreement D- IN TRANSIT    			$6,500,000
Insuring Agreement E- FORGERY OR ALTERATION   		$6,500,000
Insuring Agreement F- SECURITIES			$6,500,000
Insuring Agreement G- COUNTERFEIT CURRENCY		$6,500,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS	$6,500,000
Insuring Agreement J- COMPUTER SECURITY			$6,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.